SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 2)

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SPARK NETWORKS, INC.

(Name of Registrant as Specified In Its Charter)

JOHN H. LEWIS

OSMIUM PARTNERS, LLC

OSMIUM CAPITAL, LP

OSMIUM CAPITAL II, LP

OSMIUM SPARTAN, LP

OSMIUM DIAMOND, LP

STEPHEN J. DAVIS

MICHAEL J. MCCONNELL

WALTER L. TUREK

(Name of Person(s) Filing Proxy Statement, if Other Than The Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED APRIL 30, 2014

SPARK NETWORKS, INC.

PROXY STATEMENT

OF

OSMIUM PARTNERS, LLC

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card (the “Proxy Card” or “Proxy”) are being furnished by (1) Osmium Capital, LP, a Delaware limited partnership (“Fund I”); (2) Osmium Capital II, LP, a Delaware limited partnership (“Fund II”); (3) Osmium Spartan, LP, a Delaware limited partnership (“Fund III”) (4) Osmium Diamond, LP (“Fund IV”, and collectively with Fund I, Fund II, and Fund III, the “Funds”); (5) Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”); (6) John H. Lewis, a United States citizen (Mr. Lewis, Osmium Partners and the Funds, collectively, “Osmium” or the “Osmium Parties”); (7) Stephen J. Davis, a United States citizen; (8) Michael J. McConnell, a United States citizen; and (9) Walter L. Turek, a United States citizen (Mr. Turek with Messrs. Davis, Lewis and McConnell, collectively, the “Stockholder Nominees”; and the Stockholder Nominees with the Osmium Parties, the “Participants,” “we,” or “us”) in connection with the solicitation of proxies (the “Proxy Solicitation”) from the stockholders of Spark Networks, Inc. (“Spark” or the “Company”).

We are nominating four highly qualified individuals for election and submitting two corporate governance-related proposals. In our view, and as further discussed in this Proxy Statement, a majority of the current Board of Directors (the “Board”) has overseen years of failure: failure of management to lead effectively, failure in operational results, failure to realize the potential of the Company’s many assets, failure to provide stockholders with necessary key metrics, and failure to work constructively with stockholders. Instead of addressing these failures, the Board has rewarded the current Chief Executive Officer, Mr. Gregory Liberman, with a contract extension. Eight years is enough time for Mr. Liberman first as President and now as CEO to demonstrate his core competencies. It is time for change. We urge stockholders to put new leadership on the Board to execute our six-part action plan.

We ask for your support at the Company’s upcoming 2014 Annual Meeting of Stockholders to be held at 11355 W. Olympic Blvd., Los Angeles, California on June 18, 2014 at 9:00 a.m. Pacific Daylight Time (including any adjournment or postponement thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). Specifically, we are seeking your support with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

1.	To elect the Osmium Parties’ four independent director nominees, Stephen J. Davis, John H. Lewis, Michael J. McConnell and Walter L. Turek, to serve as directors on the Board until the 2015 annual meeting of stockholders and until their respective successors are duly elected;

2.	To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2014;

3.	To consider and act upon a stockholder proposal regarding poison pills, if properly presented at the Annual Meeting;

4.	To approve a stockholder proposal to amend the Company’s Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders, if properly presented at the Annual Meeting;

5.	To approve a stockholder proposal to amend the Company’s Amended and Restated Bylaws to allow beneficial stockholders to submit proposals and nominations for director under the Company’s Amended and Restated Bylaws, if properly presented at the Annual Meeting; and

6.	To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

We are seeking to change a majority of the Board. Through this Proxy Statement and enclosed GOLD Proxy Card, we are soliciting proxies to elect the Stockholder Nominees. The Board is currently composed of six authorized directors, all of whom are up for election at the Annual Meeting. At the time of our stockholder nominations, which were submitted just prior to the Company’s deadline in its Amended and Restated Bylaws, the size of the Board was four directors, and we nominated four nominees – the maximum number that we could nominate for the Annual Meeting. Subsequent to the stockholder nomination submission deadline, the Board expanded its size to six directors. Because we are nominating a majority of the present size of the Board, we cannot permit stockholders to vote for any of the Company’s nominees on our GOLD Proxy Card. If the Board size remains at six directors, at a minimum, the two Company directors receiving the highest votes, will be elected. We reserve the right to make additional nominations to complete the slate. The names, backgrounds and qualifications and other information for the Company’s nominees can be found in the Company’s proxy statement for the Annual Meeting (the “Company Statement”). There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected.

Further, in advance of the Annual Meeting, we submitted stockholder proposals to the Company relating to improved corporate governance for consideration by the Company’s stockholders at the Annual Meeting; the Company has included two of these proposals as Proposal 4 and Proposal 5. We believe it is crucial to improve the Company’s corporate governance and responsiveness to stockholder concerns.

The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as April 28, 2014 (the “Record Date”). The mailing address of the principal executive offices of the Company is 11150 Santa Monica Blvd., Suite 600, Los Angeles, California 90025. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company Statement, as filed with the Securities and Exchange Commission (the “SEC”) on [—], 2014, as of the Record Date, the Company had [—] shares of common stock, par value $0.001 per share (the “Common Stock”), outstanding and expected to be entitled to vote at the Annual Meeting. Only holders of record of shares of Common Stock (“Shares”) as of the close of business on the Record Date will be entitled to vote on the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your Shares after the Record Date.

As of the date hereof, the Osmium Parties, together with the other Participants in this Proxy Solicitation, beneficially owned 3,622,324 Shares, which represents approximately [—]% of the outstanding Common Stock (based upon the [—] Shares outstanding as of the Record Date, as reported in the Company Statement). We intend to vote such Shares FOR the election of the Stockholder Nominees, FOR the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2014, AGAINST the stockholder proposal regarding poison pills, FOR the amendment to the Company’s Amended and Restated Bylaws (the “Bylaws”) to permit stockholders to call special meetings of stockholders, and FOR the amendment to the Company’s Bylaws to allow beneficial stockholders to submit proposals and nominations for directors.

Mr. Lewis, Osmium Partners and the Funds – the Osmium Parties – have formed a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). Collectively, the Osmium Parties (and each member thereof) may be deemed to have beneficial ownership of a combined 3,375,562 Shares, constituting approximately [—]% of the Company’s outstanding Shares. None of the Participants share beneficial ownership of any Shares beneficially owned by any of the Stockholder Nominees (other than Mr. Lewis), and therefore each Stockholder Nominee disclaims beneficial ownership of any Shares beneficially owned by any Stockholder Nominee and each of the Osmium Parties disclaims beneficial ownership of any Shares of the Stockholder Nominees, other than Mr. Lewis. Despite beneficial ownership of shares of Common Stock and being a limited partner in one or more of Funds I, II and Fund IV, each of the Stockholder Nominees (excluding Mr. Lewis) disclaims any membership in any “group” within the meaning of Section 13(d)(3) of the Exchange Act with any of the Participants.

The Participants believe that the Stockholder Nominees, if elected, will provide the Company with four highly qualified individuals with the variety and depth of operational, investing, Board and SaaS industry experience and expertise necessary to revitalize the Board and the Company and greatly benefit stockholders going forward. Therefore, the Participants are soliciting your Proxy on the enclosed GOLD Proxy Card for the Annual Meeting and ask that you deliver your completed, signed and dated GOLD Proxy Card as promptly as possible by mail in the enclosed postage-paid envelope.

IMPORTANT

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING THE PERSONS NAMED AS PROXY ON THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. THE OSMIUM PARTIES URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THEIR NOMINEES.

If your Shares are registered in your own name, please sign and date the enclosed GOLD Proxy Card and return it to Okapi Partners LLC (“Okapi Partners”), which is assisting us, in the postage-paid enclosed envelope today.

If your Shares are held in a brokerage firm, bank, custodian or other institution (i.e., held in “street name”), only such firm, custodian or other institution can sign a GOLD Proxy Card with respect to your Shares and only upon receipt of specific voting instructions from you. You are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD Proxy Card or voting instruction form, are being forwarded to you by your broker or bank. Your broker or bank cannot vote your Shares on your behalf without your instructions. Accordingly, you should complete any GOLD voting instruction form you receive from your brokerage firm, bank, custodian or other institution and/or contact the person responsible for your account and give instructions that the GOLD Proxy Card be completed, signed and dated for your Shares. Further, the Participants urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Osmium Partners, LLC, c/o Okapi Partners, 437 Madison Avenue, 28th Floor, New York, N.Y. 10022, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Depending upon your broker or custodian, you may be able to vote in ways other than by submitting the GOLD proxy card. Please refer to the voting instruction form from your broker or custodian for instructions on how to vote in other ways. You may also vote by signing, dating and returning the enclosed GOLD Proxy Card or voting instruction form.

ONLY THE LATEST DATED PROXY CARD WILL COUNT. WE URGE YOU NOT TO SIGN ANY PROXY CARD THAT MAY BE SENT TO YOU BY THE COMPANY (THE WHITE CARD).

Since only your latest dated proxy card will count, we urge you not to return any white proxy card you receive from the Company. Even if you return management’s white proxy card marked “withhold” as a protest against the Company’s director nominees, it will revoke any proxy card you may have previously sent to us.

If you have already sent in a white proxy card furnished by the Company’s management or the Board, you may revoke that proxy and vote for the Stockholder Nominees by (i) completing, signing, dating and returning the postage-paid enclosed GOLD Proxy Card, (ii) by delivering a written notice of revocation, or (iii) by voting in person at the Annual Meeting.

You can vote for the Stockholder Nominees only on the GOLD Proxy Card, so please make certain that the latest dated Proxy Card you return is the GOLD Proxy Card. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.

If you own Shares through a brokerage firm, bank or other nominee in “street name,” you must instruct your broker how to vote your Shares in order to ensure your Shares are voted. A “broker non-vote” occurs when you fail to provide your broker with voting instructions at least ten days before the Annual Meeting and the broker does not have the discretionary authority to vote your Shares on a particular proposal because the proposal is not a “routine” matter under applicable rules. According to the Company Statement and under the rules and interpretations of the New York Stock Exchange (“NYSE”) which govern such voting by brokers, banks and nominees, once a solicitation is contested, all proposals are no longer “routine.”

Execution and delivery of a proxy by a record holder of Shares will be presumed to be a proxy with respect to all Shares held by such record holder unless the proxy specifies otherwise.

The proxy materials that the Participants are providing stockholders include this Proxy Statement and the accompanying GOLD Proxy Card, which are also available online at [www.okapivote.com/osmium]. Stockholders may request additional copies, free of charge, from Okapi Partners at the contact information below. For information on how to access the Company’s filings with the SEC, including the Company’s annual report for the fiscal year ended December 31, 2013, please see “Certain Information Regarding the Company” at page [    ].

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR GOLD PROXY CARD, NEED ADDITIONAL COPIES OF THE OSMIUM PARTIES’ PROXY MATERIALS, OR OTHERWISE REQUIRE ASSISTANCE, PLEASE CONTACT:

437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: (855) 305-0856

This Proxy Statement and GOLD Proxy Card are Available at:

[www.okapivote.com/osmium]

Please sign, date and return the enclosed GOLD Proxy Card in the enclosed postage-paid envelope today.

The date of this Proxy Statement is [—], 2014. This Proxy Statement and the enclosed GOLD Proxy Card are first being sent or given to stockholders on or about [—], 2014 to holders as of [—], 2014.

REASONS FOR THIS SOLICITATION

We believe Spark Networks, Inc. (NYSE MKT: LOV) is poorly managed at the Board and executive levels. As the largest stockholder of the Company and an owner for approaching six years, Osmium feels an obligation to correct the sustained failures we see at the Company, including the Board’s and management’s failure to lead the Company effectively, which we believe has significantly undermined investors’ confidence. Our contest for four new directors is not an action we take lightly, but we believe continuing down the current path will lead to further underperformance and disappointment.

The online dating industry has demonstrated significant growth and increasing customer acceptance in recent years. Eight years ago, when the current Chairman and CEO assumed his first leadership role at the Company as its President, Spark held an enviable position as the owner of the highly profitable JDate franchise. In subsequent years, the Company failed to leverage this position to create value for stockholders, even as others in the industry achieved substantial growth and success. Since June 2006, when Mr. Liberman became President, and despite very significant investments of stockholder capital, paid subscribers have grown only 2.8% on a compound annual basis and the Company’s share price has fallen -21% vs. +172% and +60% for the peer group and Russell 2000, respectively.1 Earnings results disclosed on March 5, 2014 further underscore the need for change, as the Company’s forward guidance significantly missed Wall Street expectations.2 The Company’s stock price declined 19% the following day.3 We believe this decline is largely attributable to management’s refusal to disclose key metrics regarding return on direct marketing expense and customer churn in its Christian Networks business.

Further, it appears Company management and long-standing members of the Board do not understand capital allocation in a core business. After spending what we believe to be approximately $114 million, or 100% of the Company’s current market capitalization, on direct marketing for Christian Networks, CEO Greg Liberman admitted the following in March 2014: “Over the past quarter and a half, we have been working very closely with the marketing attribution partner to identify the true value of each of our marketing investments, both online and off.”4 This is unacceptable to us and, in our view, should not be tolerated by stockholders. We find it shocking that the Company’s Board (including three members who joined the Board in 2004, 2006 and 2007) would have allowed management to spend approximately $114 million of stockholders’ capital on Christian Networks’ direct marketing expense before it knew fundamental facts to justify such a large expenditure. Moreover, we believe the Board did not closely monitor and oversee this dollar spend to make appropriate adjustments as warranted based on such metrics as return on invested capital. And, as mentioned above, by failing to disclose key metrics publicly, as we have consistently requested for many years, stockholders did not receive relevant material information so they could evaluate the business, management’s execution of a business plan, and the Board’s proper oversight.

We believe owners with significant capital at risk make better decisions. In terms of outright ownership, the current Board owns just 0.2% of Shares outstanding. The Company’s Board voted to extend the current CEO’s contract an additional three years in February 2014 even though the Company’s financial results and stock market performance have been poor, in our view, over an extended period of time.5 Each of our nominees, either as direct owners of Shares or as participants in our Funds that hold Shares, has individually more outright capital at risk than the Board and management as a whole.

The Board and management have failed to create stockholder value in our judgment. We believe the time has come for meaningful change. Fortunately, the Company operates in a growing industry with very attractive economics. We believe Spark Networks has great potential to participate in this success, but not unless significant changes are made at the Board level. We believe our plan for change would lead to much greater accountability, improved transparency, a sharper focus on business results, and improved cash flow until the Company is properly positioned to review all appropriate opportunities to create value for owners.

[1]	Capital IQ, Inc., Google Finance, accessed April 15, 2014.
[2]	Stifel, Nicolaus & Company, Inc., 4Q Results Good; Outlook Better Than It Looks; Remember the Goal; Buy, March 6, 2014; William Blair & Company, LLC, Spark Networks (Market Perform): Solid Quarterly Results; Downgrading Due to Surprising Declining Christian Networks Subscriber Base, March 6, 2014; Canaccord Genuity Downgrades Spark Networks (LOV) to Hold, StreetInsider.com, March 6, 2014.
[3]	Capital IQ, Inc., accessed April 15, 2015.
[4]	Spark Networks, Inc., Transcript of Q4 2013 Earnings Call March 05, 2014, via Capital IQ, Inc., accessed April 2014.
[5]	Spark Networks, Inc., Form 8-K, filed February 18, 2014.

About Osmium

Osmium Partners beneficially owns 14.1% of Company Shares, having purchased our first Shares six years ago in 2008.6 For years we have acted as strong stockholder advocates, most notably successfully challenging the $3.10 going private transaction proposed by Great Hill Partners in 2010.7 As long as we have owned shares, we believe Osmium has worked constructively with management to further the interests of the Company, including making strategic and investor introductions. Prolonged underperformance in our view, however, has created a critical need for significant change. As a result, and as the largest stockholder and a longstanding owner in good faith, Osmium has nominated four highly qualified, independent nominees—Stephen J. Davis, John H. Lewis, Michael J. McConnell and Walter L. Turek—for election at the upcoming 2014 Annual Meeting.

We believe that our significant capital at risk in the form of 3.4 million Spark Networks shares directly and strongly aligns our interests with ALL Spark Networks stockholders. Osmium is dedicated to maximizing stockholder value and enhancing corporate governance policies and practices. Osmium believes this is best accomplished by seeking to change the Company Board of Directors.

Eight Years of Underperformance

Over the last eight years, we believe the Company has radically underperformed for its stockholders, as measured against its peer group and broader market averages. This includes the time period beginning on June 15, 2006, when Gregory Liberman, the current CEO, was appointed President of the Company. Mr. Liberman became CEO and a member of the Board in April 2011, and the other three long-standing directors have been members of the Board since 2004, 2006 and 2007. (Two other directors were appointed in March 2014 after the deadline had passed for shareholder nominations.)

Corporate performance June 15, 20068

	June 15, 2006	April 15, 2014	Percentage change
Total enterprise value	$143.5 million	$106.2 million	-25.9%

Market capitalization	$153 million	$120.9 million	-20.9%

Avg. paying subscribers	239,365	292,760	+22.3%

TEV/subscriber	$600	$363	-39.5%

Metrics disclosed	• Segment-specific direct subscriber acquisition cost • Segment-specific monthly subscriber churn	No longer disclosed

[6]	Osmium Partners’ holdings include the holdings of each of the Funds and Mr. Lewis, managing member of Osmium Partners.
[7]	Osmium Partners, Schedule 13D, filed with the SEC on March 9, 2010; Osmium Partners, Schedule 13D/A, filed with the SEC on August 2, 2010.
[8]	Spark Networks, Inc., Current Report on Form 8-K, filed with the SEC on June 19, 2006.

Indexed price performance

Russell 2000	$100	$159.6	+59.6%

NASDAQ Composite	$100	$188.1	+88.1%

First Trust Internet Index[9]	$100	$272.0	+172.0%

Spark Networks	$100	$79.1	-20.9%

Source: Capital IQ, Inc., Google Finance, accessed April 15, 2014.

We believe the table above illustrates the magnitude to which stockholders have suffered over the last eight years under this management, and its failed strategies. Since the current CEO, Mr. Liberman, was appointed President on June 15, 2006, Spark’s market capitalization has declined by 20.9%, its enterprise value per paid subscriber has dropped by 25.9% and the Company has registered a 2.8% compounded annualized growth rate in paid subscribers. These results stand in stark contrast to the industry. For example, Match.com’s subscriber base increased from 1.3 million subscribers in 2006 to 3.4 million in 2013, a 12.8% compounded annual growth rate off of a much higher base.10

Despite such significant and prolonged underperformance, the Board continues to support the existing management team, most notably awarding Mr. Liberman Chairmanship of the Board in December 2013 and, on February 11, 2014, extending his contract and improving its terms only three weeks before disclosing financial results released on March 5, 2014 that, we believe, disappointed all stockholders.11,12 While we can only conclude the Board was impressed with the CEO’s results, the Company’s stockholders and sell-side analysts appear not to be impressed. Since 2013, those stockholders who purchased the 9.76 million shares from Great Hill Partners and the Company at an average cost of $6.15 per share have lost 18.7% of their investment, calculated as of April 15, 2014, while sell-side analysts were forced to cut their price target by 33% (from a weighted average of $10 to $6.67) the day after the aforementioned disclosure.13,14

After having asked the Company for years to disclose such metrics as a return on direct marketing expense and customer churn-metrics we believe are needed in order for investors to understand the Christian Networks direct marketing investment – we now believe we understand why Company parties have been reluctant to do so. On the March 5, 2014 investor conference call, Mr. Liberman stated, “over the past quarter and a half, we have been working very closely with the marketing attribution partner to identify the true value of each of our marketing investments, both online and off.” We are left to conclude that after spending in excess of $100 million of stockholder capital, the Board and Management now see fit to determine why these dollars were spent in the first place, which we believe they should have analyzed before this capital allocation was made.

[9]	Tracked from June 30, 2006.
[10]	IAC/InterActiveCorp, Annual Report for the year ended December 2013 on Form 10-K, filed with the SEC on February 26, 2014.
[11]	Spark Networks, Inc., Current Report on Form 8-K, filed with the SEC on December 17, 2013.
[12]	Spark Networks, Inc., Current Report on Form 8-K, filed with the SEC on February 18, 2014.
[13]	Spark Networks(R) Announces Pricing of Offering of 5,710,000 Shares of Common Stock, Spark Networks, Inc. press release (Beverly Hills, CA, May 2, 2013); Spark Networks Announces Pricing Of Secondary Public Offering Of Common Stock, Spark Networks, Inc. press release (Los Angeles, CA, November 20, 2013).
[14]	Stifel, Nicolaus & Company, Inc., 4Q Results Good; Outlook Better Than It Looks; Remember the Goal; Buy, March 6, 2014; William Blair & Company, LLC, Spark Networks (Market Perform): Solid Quarterly Results; Downgrading Due to Surprising Declining Christian Networks Subscriber Base, March 6, 2014; Canaccord Genuity Downgrades Spark Networks (LOV) to Hold, StreetInsider.com, March 6, 2014.

Our Plan for Change

We, the stockholders of Spark Networks, deserve change. The choice is clear: support the current Board and Management or support change. If elected, our slate of Stockholder Nominees would focus on the following Action Plan:

1.	Review the current strategy and historical and current direct marketing investments of Christian Networks and direct the allocation of capital in the best interests of stockholders.

2.	Ensure that management will be held accountable for delivering superior and sustainable corporate performance and tying compensation to both business results and share price performance.

3.	Carefully examine all aspects of the Company’s user experience and appropriate service offerings with respect to the competition. Examine subscriber lifetime values and ensure a strong return on direct marketing investments in relation to subscriber acquisition costs. Focus on cash flow generation until acceptable and sustainable returns on directing marketing expenditures can be verified.

4.	Provide visible metrics to allow all investors to judge the degree of the Company’s progress and hold the Board accountable for results.

5.	Lead the Company to embrace best practices in corporate governance and remove stockholder unfriendly By-laws.

6.	Evaluate all strategic alternatives to maximize stockholder value.

Osmium has spent considerable time understanding Spark Networks and its competitors. The Company operates in the paid online dating industry, which is characterized by at-scale competitors generating significant EBITDA margins with strong organic growth rates. The business model is attractive because subscribers pre-pay for the right to provide content and labor. This leads to a business dynamic where, over time, positive customer experiences drive referrals, win-backs and renewals while strengthening network effects and reducing customer acquisition costs. Consequently, industry leaders generate 30% EBITDA margins while smaller competitors generate 20% EBITDA margins.15 Given these dynamics, and current management’s inability to deliver an acceptable return on capital, we think the best course of action, in the near term, is to shrink the business to a point where the Company can reach tolerable EBITDA margins.

Action Plan Item 1: Review the current strategy and historical and current direct marketing investments of Christian Networks and direct the allocation of capital in the best interests of stockholders.

During the last four years, the Company has embraced a strategy of heavy direct marketing expenditures in Christian Networks to acquire subscribers, investing, to our knowledge, approximately $113.7 million to generate $93.4 million in revenue. Despite investing 121% of revenue in direct marketing, the Board and management have repeatedly ignored requests to define, monitor and communicate performance metrics.16

[15]	Edwards, Jeremy, Dating game: With increasing internet penetration, online dating is on the rise, IBISWorld Inc., September, 2013.
[16]	Spark Networks, Inc., Form 10-K, filed with the SEC on March 14, 2014 and Spark Networks, Inc., Form 10-K, filed with the SEC on March 8, 2013.

Action Plan Item 2: Ensure that management will be held accountable for delivering superior and sustainable corporate performance and tying compensation to both business results and share price performance.

The current Board has rewarded management’s underperformance with a generous compensation plan. Stockholders have seen $1.00 convert to $0.79 over the last eight years. Since 2007, the Company management and Board have collected salary, board fees and 1.7 million options equating to over $18 million in total compensation.17 Furthermore, management and the Board, have little “skin in the game,” owning only 43,600 shares or 0.2% of the Company’s common stock outright (excluding options).18

To hold management accountable, our proposed Board would review all current compensation policies and ensure alignment with investors in a cost-appropriate manner. We are more than happy to reward management but only when we all benefit together.

Action Plan Item 3: Carefully examine all aspects of the Company’s user experience and appropriate service offerings with respect to competition. We will examine subscriber lifetime values and ensure a strong return on direct marketing investments in relation to subscriber acquisition cost. Our Board would focus on cash flow generation until acceptable and sustainable returns on directing marketing expenditures can be verified.

The Company’s business is predicated upon balancing subscriber acquisition costs against lifetime value. As such, it is critical that the Company provide appropriate subscription offerings in relation to its competitors. In the last year, competitors have launched several important, new revenue streams, including couples dating, personal matchmaking, virtual currency features and gamification, and we believe the Company has failed to keep pace.19

Management claims Christian Networks presents a market opportunity 30 times the size of Jewish Networks, implying an addressable market of roughly 2.5 million subscribers.20 Christian Networks’ current active paid subscriber base totals 192,349, or just 7.7% of this implied addressable market, and yet, on the March 5, 2014 conference call, management announced a sequential decline in its subscriber base and revenue.21 Current and prospective stockholders are left with little more than a series of question marks, unable to determine if the current strategy is creating value for stockholders. We believe it is important to highlight that ventures of the Company such as JPix, American Singles, Kizmeet, and HurryDate do not contribute meaningful cash flow or revenue today and, in our judgment, are not likely to be contributors in the future.

Action Plan Item 4: Provide visible metrics to allow all investors to judge the degree of the Company’s progress and hold the Board accountable for results.

While it is the role of management to run the Company, one of the Board’s fundamental responsibilities is to ensure that capital allocation decisions reflect the long-term interests of its stockholders. If elected, our proposed nominees would undertake an immediate review of key investments to ensure that they are earning a return on investment appropriate to the risk of building a business alongside the stable cash flows of Jewish Networks. While analyzing these investments, our Directors would simultaneously work with management to design clear metrics to measure performance and share these appropriately with all stockholders to judge progress. Given the results to date, we believe it is no longer acceptable to invest tens of millions of dollars in Christian Networks while asking stockholders to “trust” management and the Board.

Action Plan Item 5: Lead the Company to embrace best practices in corporate governance and remove stockholder unfriendly By-laws.

In the past few months, we have become deeply concerned about a number of issues at Spark Networks. In order to address our concerns, we sought Board representation. After considerable thought, we decided the only path

[17]	Spark Networks, Inc., Schedules 14A filed with the SEC on April 2, 2013, April 24, 2012, April 27, 2011, April 28, 2010, April 29, 2009, and November 25, 2008.
[18]	Spark Networks, Inc., Schedule 14A filed with the SEC on April 2, 2013.
[19]	IAC/InterActiveCorp, Form 10-K filed with the SEC on February 26, 2014; Zoosk, Inc., Form S-1 filed with the SEC on April 16, 2014; Kiss Ordinary Date Nights Goodbye With Delightful, IAC/InterActiveCorp press release (San Francisco, CA, January 23, 2014); Chaey, Christina, How eHarmony Plans to Use $5,000 Personal Love Doctors to Find Your Internet Soulmate, Fast Company, November 1 2013
[20]	Spark Networks, Inc., Investor Presentation Q3 2013: Page 14, via Spark Networks Investor Relations, accessed March 2014.
[21]	Spark Networks, Inc., Transcript of Q4 2013 Earnings Call March 05, 2014, via Capital IQ, Inc., accessed March 2014.

forward to realize stockholder value for all stockholders was to nominate four extremely qualified nominees for election at the Company’s 2014 annual meeting.22 To ensure proper corporate governance, we also proposed changes to the articles and Bylaws of the Company in our initial filing, two of which are included as Proposals before stockholders at the Company’s 2014 Annual Meeting. If adopted, we believe these changes would ensure that management and the Board, including our Directors, if elected, would be more accountable to all stockholders.

Action Plan Item 6: Evaluate all strategic alternatives to maximize stockholder value.

We believe Spark Networks today trades at a fraction of what it is truly worth. Although it may be a challenge to value Spark Networks, sell-side analysts value Match.com’s subscribers at $930 to $1,014 each.23 In contrast, Spark Networks subscribers are currently being valued at only $363 per subscriber.

Spark Networks’ industry leading Jewish Networks brand has 87% contribution margins, which comes to $267 in contribution per subscriber per year.24 In the hands of a strategic buyer, we believe the vast majority of the contribution dollars would fall to EBITDA. Based on recent M&A activity and comparable transactions, we believe Christian Networks subscribers could be valued at $650-750 per subscriber. 25 Therefore, it is our belief that it is not unreasonable to value Spark Networks at six times Jewish Networks contribution dollars, or $1,560 per subscriber, plus Christian Networks at $650-750 per subscriber, which would imply a sum-of-the-parts value in the $10-12 per share range.

If properly led by a highly motivated Board of Directors, we believe Spark Networks can be worth much more than the current market price. We encourage all stockholders to vote for our nominees by voting the GOLD proxy card, to bring the change that we feel strongly that the Company needs.

BACKGROUND OF THE PROXY SOLICITATION

The Osmium Parties first purchased Company Shares in 2008. In 2010, we publicly expressed our opposition to a going private transaction proposed by former Company majority stockholder Great Hill Partners for $3.10 per Share. Over the years, as the Osmium Parties acquired more Shares, we have been in routine communication with Company management regarding our thoughts for the Company, particularly its strategic opportunities and its relationship with the investment community. We have routinely attended investor and industry conferences featuring the Company. We have made strategic introductions and we have provided repeated advice related to expanding the Company investor base. On November 22, 2013, representatives from Osmium Partners had a telephone conference with Mr. Liberman, the Company’s Chairman and CEO, requesting one Board seat. We believed Board representation was appropriate given Great Hill Partners’ significant decrease in ownership, which resulted in Osmium becoming the largest stockholder of Spark. Given a significant reinvestment of stockholder capital into new business initiatives, we believed it was important for stockholders to maintain Board representation, as had been the case throughout Great Hill Partners’ tenure. During the course of the conversation, in an effort to hasten change within the Board, Osmium Partners amended its request to an immediate appointment. Over the next few weeks, these discussions continued.

On December 5, 2013, Osmium Partners spoke with representatives of the Company expressing the desire to add Mr. Lewis immediately to the Board, and on December 6, 2013, the Osmium Parties filed a Schedule 13D with the SEC disclosing this request. On December 11, 2013, the Company announced the resignation of the two Great Hill Partners appointees from the Board.

[22]	Osmium Partners, Schedule 13D/A, filed with the SEC on February 24, 2014.
[23]	Bank of America Merrill Lynch, IAC InterActive Another Google hit to Ask but Match continues to shine, October 30, 2013; Oppenheimer & Co. Inc., IAC/InterActive Corp Structural Weakness in Search Should Be a Catalyst for Reorganization, October 30, 2013.
[24]	Based on revenues, contribution and average paying subscribers reported for 2013 for Jewish Networks; Spark Networks, Inc., Fourth Quarter Earnings Release, Current Report on Form 8-K, filed with the SEC on March 5, 2014.
[25]	Based on Osmium estimates, Match.com’s acquisition of Meetic (2011); Permira’s acquisition of Ancestry.com (2012).

From December 2013 to February 2014, Osmium Partners and the Company engaged in multiple discussions regarding a potential Board seat. In late December, the Company offered to discuss its strategic ideas. Without knowing that the Company would appoint Mr. Lewis to the Board, and given Osmium Partners’ principal business of investing, we declined to execute a confidentiality agreement that would subject us to a contractual standstill provision or saddle us indefinitely with material non-public information. During this period, Mr. Lewis introduced Mr. Liberman to certain strategic contacts of Osmium Partners, for which Mr. Liberman expressed appreciation in an email communication dated January 30, 2014. Despite believing that the Company and its representatives were unnecessarily delaying the Board appointment process, Osmium Partners remained patient with the Company and its process. However, the Board appointment terms and proposed settlement agreement delivered by the Company to Osmium Partners on February 14, 2014 contained provisions that, in the view of Osmium, were not consistent with the parties’ earlier discussions and were not market for such Board appointment arrangements. Additionally, Company Parties further expressed an interest in implementing a classified Board, a change Osmium did not support.

On February 21, 2014, prior to the Company’s February 23, 2014 deadline for such nominations, the Osmium Parties, through stockholder of record Fund I, pursuant to Section 2.9 of the Bylaws, delivered a stockholder nomination letter containing advance notice of four stockholder nominations for the then-current full size of the Board and proposals to be brought before the Annual Meeting. This Nomination Letter submitted nominations for the four Stockholder Nominees, as well as three stockholder proposals (Proposals 3 and 4 of this Proxy Statement, and a third proposal relating to the ability of stockholders to act by written consent, which the Company has declined to include on the agenda of the Annual Meeting based on its view that it first requires Board approval; while we express no view on the Company’s assessment, we do not intend to raise this third proposal at the Annual Meeting). This letter, in addition to the nomination of the Stockholder Nominees and notice of the stockholder proposals, expressed dissatisfaction with the Company’s delays in updating the Board following the departure of Great Hill Partners, and its two directors from the Company and the Board. Further, the letter criticized the Company’s corporate governance regime for its impediments to stockholder democracy and demanded Board accountability to stockholders.

On March 2, 2014, John Lewis personally met with a member of the Company Board to discuss a settlement agreement. Mr. Lewis believed that, at the meeting, these parties reached an agreement in principle pursuant to which Mr. Lewis and another individual would be appointed to the Board immediately, along with a nomination and standstill agreement containing customary provisions for a resolution of the matter. During the week of March 3, 2014, the Osmium Parties discussed the Stockholder Nominees and stockholder proposals with representatives of the Company, and representatives of the Osmium Parties prepared a settlement agreement for discussion and sent it to the Company. The Company invited Mr. Lewis to meet with Messrs. David Hughes and Vince Thompson regarding their appointment to the Board. On March 5, 2014, representatives from the Company responded to the draft settlement agreement with significant proposed edits. These changes were inconsistent with the agreement in principle reached on March 2, 2014, in the opinion of Osmium, and included not making any changes consistent with the Osmium Parties’ corporate governance stockholder proposals, not containing market recommendation/voting requirements, and requiring the Osmium Parties’ nominee to tender his resignation in advance. On March 7, 2014, representatives from the Osmium Parties informed Company representatives that it was terminating settlement discussions.

On March 10, 2014, after the advance notice deadline for submission of stockholder proposals and nominations at the Annual Meeting, the Board announced that it had expanded the size of the Board from four to six members and appointed Messrs. Hughes and Thompson to the Board.

On March 10, 2014, the Osmium Parties issued a press release regarding the Company detailing its concerns and action plan for the Company, and amended its Schedule 13D filing.

On April 17, 2014, the Osmium Parties filed a preliminary Proxy Statement, and on April 21, 2014 amended its Schedule 13D filing.

PROPOSAL 1

ELECTION OF DIRECTORS

We are seeking your support at the Annual Meeting to elect our four independent Stockholder Nominees, Stephen J. Davis, John H. Lewis, Michael J. McConnell and Walter L. Turek.

According to the Company Statement, the Board currently consists of six authorized directors whose terms will expire at the Annual Meeting, and the Company has nominated these six directors for election at the Annual Meeting. Because the Board size increased to six directors subsequent to the deadline for the submission of director nominations by stockholders, we are seeking your support to elect our four Stockholder Nominees in opposition to the Company’s nominees at the Annual Meeting. If elected, our four Stockholder Nominees would replace four of the Company’s directors and would constitute a majority of the current Board.

By submitting the GOLD proxy card, you will not be able to vote for two director positions for which only the Company is soliciting proxies. However, because of the current six director Board size and the plurality voting standard set forth in the Company’s Amended and Restated Bylaws, the six individuals receiving the highest number of “FOR” votes will be elected at the Annual Meeting. There is no assurance that any incumbent Company director will serve as a director if one or more of our Stockholder Nominees are elected to the Board. You should refer to the Company Statement for the names, background, qualifications and other information concerning the Company’s nominees. The nominations of our Stockholder Nominees were made in a timely manner and in compliance with the Company’s governing instruments.

Stephen J. Davis, 49

Mr. Davis is a Partner at Banneker Partners, a San Francisco-based private equity firm that focuses on investments in public and private software, internet and business services companies and has been an active investor in technology companies since 2000. Banneker Partners focuses on making investments in software, internet/digital media, SaaS and business services companies.

Prior to joining Banneker Partners, in 2000, Mr. Davis co-founded Vista Equity Partners, a private equity firm that grew to over $2 billion in capital during his tenure. Mr. Davis served as Principal at Vista. Before joining Vista Equity Partners, he was a Vice President in the Leveraged Finance Group at Credit Suisse First Boston, where he was active in the structure, origination and syndication of bank debt, high yield securities and mezzanine debt capital principally for portfolio companies or acquisition targets of leading private equity firms. Prior to Credit Suisse First Boston, Mr. Davis practiced mergers and acquisitions and securities law in New York with Debevoise & Plimpton and Kirkland & Ellis.

Mr. Davis has served on the Board of Genesys Telecommunications Laboratories, Inc., a leading provider of customer experience and contact center solutions, since its acquisition from Alcatel Lucent in February 2012 by Permira Advisors, Technology Crossover Ventures, and Banneker Partners. Since 2014, he has served on the Board of StatusPath, an online SaaS company providing workflow automation to improve transparency and coordination between teams in the pursuit of business goals and performance objectives. Additionally, Mr. Davis has served on the Board of Advisors of Rocket Lawyer, the leading online company helping small businesses and consumers with their legal needs, since 2007. Mr. Davis has been a Board Observer to Ancestry.com, the leading provider of online genealogy and family history since December 2012, when it was acquired by Permira Advisors, Spectrum Ventures and Banneker Partners. Previously, he has served on the Boards of Applied Systems, BigMachines, Inc., Craig/is Ltd., Petroleum Place, SER, and Ventyx, Inc.

In addition, Mr. Davis serves on the Board of Trustees of GLIDE, a non-profit organization dedicated to breaking the cycle of poverty and marginalization, as well as the Board of Directors at the Center for Investigative Reporting in Berkeley, California, and he works with M3 Foundation, a non-profit organization focused on providing education and life skills to youth in the East Bay. Mr. Davis received a B.A. in Economics from Carleton College and JD and MBA degrees from Columbia University, where he graduated with Beta Gamma Sigma honors.

The Osmium Parties have named Mr. Davis as a Stockholder Nominee because of his distinguished track record and deep experience focused on investing in software/SaaS, Internet and business services companies, all with a goal of driving top line growth organically and through acquisitions and operational improvement. In addition to his service as a board member, board observer and advisory board member, he has led the acquisitions of several software companies, including BigMachines, Applied Systems, Petroleum Place and Ventyx.

John H. Lewis, 41

Mr. Lewis a Founder and Managing Partner of Osmium Partners, a Greenbrae-based value investment firm. Prior to founding Osmium Partners in 2002, from 2001 to 2002, Mr. Lewis was Director of Research at Retzer Capital, a Wisconsin-based hedge fund. From 1999 to 2001, he was an Equity Research Analyst at Heartland Funds, a mutual fund with over $2 billion under management and a 4-star Morningstar rating. At Heartland, Mr. Lewis covered nine sectors, which translated to 35-55 companies and typically over $100 million in investments for three funds (Value, Value Plus, Select Value). Mr. Lewis received a BA from the University of Maryland (1996), and an MBA from the University of San Francisco (1999).

Mr. Lewis’s extensive experience in capital allocation, finance, realizing value in publicly traded companies and knowledge of internet, consumer-based subscription businesses provide the requisite qualifications, skills, perspective and experience that make him well qualified to serve on the Board.

Michael J. McConnell, 48

In addition to being a private investor, Mr. McConnell served as the Interim Non-Executive Chairman of the Board of Directors of Redflex Holdings, Limited, an Australian Stock Exchange (ASX)-listed developer and manufacturer of digital photo enforcement solutions from February 2013 to February 2014 and has served on the Board since August 2011. Mr. McConnell also served as Redflex’s Chairman of the Audit Committee, as well as a member of the Remuneration and Nominating & Governance Committees. From 2009 to 2012, Mr. McConnell served as the Chief Executive Officer of Collectors Universe, Inc., a NASDAQ-listed provider of third-party authentication and grading of high value collectibles. Mr. McConnell served on the Board of Collectors Universe, including on its Compensation and Nominating and Governance committees until December 2013. From 1994 to 2007, Mr. McConnell served as a Managing Director of Shamrock Capital Advisors, an investment manager of both domestic and international alternative asset funds in public equities, real estate and private equity, where he led a $1.2 billion direct investment fund and was a member of the firm’s Executive Committee.

Mr. McConnell has served on numerous public and private company boards in the USA, Australia, New Zealand and Ireland over his career. In March 2014, he joined the Board of Vitacost.com, Inc., a NASDAQ-listed leading online retailer of health and wellness products, including dietary supplements. From August 2011 to November 2012, Mr. McConnell served as Chairman of the Remuneration Committee of the Board, and Audit Committee member, of PaperlinX Limited, as ASX-listed international merchant of paper, communication materials and diversified products and services. From November 2009 to January 2012, Mr. McConnell was a member of the board of directors of MRV Communications, a worldwide supplier of communications equipment and services to carriers, governments and enterprise customers worldwide, where he also served on the Strategy and Compensation Committees. In addition, he has formerly served on the boards of Ansell Limited (October 2001 to November 2005), Nuplex Industries (December 2000 to March 2002), Force Corporation (March 1999 to May 2000), iPass Inc. (February 2007 to October 2008), Neo Technology Ventures (February 1999 to June 2004), Cosmoline Limited (March 1997 to May 1999) and Port-Link International (August 2000 to November 2005). Mr. McConnell received his BA in economics from Harvard University in 1988 and his MBA degree (Shermet Scholar) from the Darden School of the University of Virginia in 1994. Mr. McConnell is a member of the Board of Governors of the microfinance organization Opportunity International.

Because Mr. McConnell brings considerable experience as an operating executive, investment professional, public company board member and committee chairman, leader of C-suite executive searches, and speaker on corporate governance, the Osmium Parties believe Mr. McConnell has the requisite qualifications, skills, perspective and experience that make him well qualified to serve on the Board.

Walter L. Turek, 61

Mr. Turek has served as the Executive Chairman of Ascentis Corporation, a provider of human resources software, online payroll services, and SaaS Human Capital Management solutions since 2011. From 2005 until its sale to Vista Equity Partners in 2013, Mr. Turek served on the Board of Directors, including as Chairman of the Nominations and Governance Committee and a member of the Audit and Compensation Committees, of Greenway Medical Technologies (formerly NYSE: GWAY), a provider of information solutions to improve the financial performance of healthcare providers. During his tenure with Greenway Medical, revenues grew from approximately $10 million to $140 million. From 2009 to its sale in February 2012 to Juniper Networks, he served as Co-Founder and Director of Mykonos Software, a provider of security solutions for websites and web applications against hackers, fraud and theft. Since 1999, Mr. Turek has been a member of the Board of Directors of BlueTie.com, a leading provider of email hosting services and cloud based collaboration solutions.

Until June 2009, Mr. Turek served as an officer and Senior Vice President of Sales and Marketing for Paychex, Inc. (NASDAQ: PAYX), where he oversaw a sales force of over 2,000 people as well as the company’s Marketing and International efforts. During the course of his twenty-five year tenure with Paychex, a leading provider of payroll and human resource services company revenues grew from $10 million to $2 billion, and the company’s market cap expanded to $13 billion. In addition, Mr. Turek also served as Corporate Director of Stromberg, a wholly owned subsidiary and a provider of time and attendance solutions.

The Osmium Parties have named Mr. Turek as a Stockholder Nominee due to his familiarity with all aspects of running an organization, including finance, technology, sales and operations. He has a long and distinguished career as both a high level sales and marketing executive officer of a large, international service provider, and a director and founder of numerous private and public solutions providers and software companies.

The business address of each of the Stockholder Nominees is c/o Osmium Partners, LLC, 300 Drakes Landing Rd #172, Greenbrae, CA 94904.

We believe that each of the Stockholder Nominees qualifies as an “independent director” under Section 803(A)(2) of the NYSE MKT Company Guide, and we have no knowledge of any facts that would prevent a determination that each of the Stockholder Nominees is independent.

The Stockholder Nominees have not received any compensation from the Osmium Parties for serving as nominees, and they will not receive any compensation from us for their services as directors of the Company if elected. Each of the Stockholder Nominees, if elected, will be entitled to receive from the Company compensation paid by the Company to its non-employee directors. The compensation currently paid by the Company to its non-employee directors is described in the Company Statement. Other than as stated in this Proxy Statement, there are no arrangements or understandings between the Osmium Parties and any of the Stockholder Nominees or any other person or persons pursuant to which the nomination of the Stockholder Nominees described herein is to be made. Each of the Stockholder Nominees has consented to being named as a nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected.

The Osmium Parties do not expect that any of the Stockholder Nominees will be unable to stand for election, but in the event that a vacancy in the slate of Stockholder Nominees should occur unexpectedly because a Stockholder Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by the Osmium Parties, to the extent permissible. The Osmium Parties specifically reserve the right to nominate additional persons, to the extent permissible, including in the event that the Company increases the size of the Board above its existing size or makes changes to its Board by nominating individuals that are not presently serving as directors. If the Osmium Parties decide to add nominees, we will supplement this Proxy Statement. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or change its composition constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE YES TO THE ELECTION OF OUR NOMINEES PURSUANT TO PROPOSAL 1.

PROPOSAL 2

COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company Statement, the Board has recommended the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014. According to the Company Statement, stockholder ratification of the selection of Ernst & Young LLP as the Company’s independent public accountants is not required by its Certificate of Incorporation nor its Bylaws. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year, if it determines that such a change would be in the best interests of the Company and its stockholders.

WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2014 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL 3

STOCKHOLDER PROPOSAL REQUESTING THE BOARD ADOPT A RULE TO REDEEM ANY CURRENT OR FUTURE STOCKHOLDER RIGHTS PLAN OR AMENDMENT THERETO UNLESS SUCH PLAN IS SUBMITTED TO A STOCKHOLDER VOTE WITHIN 12 MONTHS

As discussed in further detail in the Company Statement, Company stockholder Mr. Kenneth Steiner, has notified the Company that he intends to present a proposal at the Annual Meeting that the Board adopt a rule to redeem any current or future stockholder rights plan (also known as a “poison pill”) or amendment thereto adopted by the Company, unless such a rights plan or amendment is submitted to stockholder vote, as a separate ballot item, within twelve months. In support of this proposal, as included in the Company Statement, Mr. Steiner appears to assert that the Company has a stockholder rights plan that expires in 2017, and that such a stockholder rights plan allows “an entrenched management to further its own interests.”

The Company opposes Mr. Steiner’s proposal. According to the Company Statement, the rights under the Company’s stockholder rights plan are only exercisable upon the acquisition by a third party of more than 30% of the Company’s outstanding voting shares where the third party has not concurrently launched a tender offer to acquire all of the Company’s outstanding common stock.

Generally, the Osmium Parties view stockholder rights plans, and other methods by which a public company board of directors could act out of self-interest to entrench themselves, with a critical eye. The Participants believe that it is important for the Board to periodically consider the Company’s corporate governance regime and defensive profiles – including the rights plan – to determine whether the Company is availing itself of the appropriate protections in light of stockholder needs. However, given the 30% threshold needed to trigger the Company’s rights plan, the Participants do not believe that it is presently necessary for the Company to adopt a rule to redeem any current or future stockholder rights plan or amendment thereto as described in Mr. Steiner’s proposal.

WE DO NOT OBJECT TO THE COMPANY’S OBJECTION TO THE ADOPTION OF A RULE THAT THE BOARD WILL REDEEM A CURRENT OR FUTURE STOCKHOLDER RIGHTS PLAN OR AMENDMENT THERETO UNLESS THE PLAN IS SUBMITTED TO A STOCKHOLDER VOTE WITHIN TWELVE MONTHS. WE INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL 4

STOCKHOLDER PROPOSAL BY THE OSMIUM PARTIES TO AMEND

THE COMPANY’S AMENDED AND RESTATED BYLAWS TO PERMIT STOCKHOLDERS TO CALL SPECIAL MEETINGS OF STOCKHOLDERS

Currently, Company stockholders cannot call special meetings of stockholders under the Bylaws. Section 2.3 of the Bylaws only permits the Company’s Board of Directors, Chairman, Chief Executive Officer or President to call special meetings of stockholders. This provision strictly limits the ability of Company stockholders to propose changes in the composition of the Board of Directors or act with respect to other Company initiatives or concerns at any time other than at the annual meeting of stockholders. Such a prohibition has the effect of limiting stockholders to only one stockholder forum per year and prohibits the stockholders from calling a meeting on a timely basis with a stockholder-driven agenda. The Participants believe that such a limit is too restrictive on the Company and its stockholders and creates too much separation between the Board and management, on the one hand, and the stockholders whom they are charged to serve. The ability to bring special meetings of stockholders is critical if stockholders are to be fully effective in advocating for their best interests.

Under this Proposal Three, Section 2.3 of the Bylaws would be deleted in its entirety and replaced with the following proposed language:

Section 2.3 Special Meetings.

Special meetings may be called at any time by the (i) Board of Directors, (ii) the Chairman, (iii) the Chief Executive Officer, (iv) the President or (v) stockholders owning not less than fifteen percent of the outstanding stock entitled to vote at such meeting by delivering a written request to the Secretary of the Corporation, which request shall set forth the purpose or purposes for which the special meeting is called. Upon receipt of any such stockholder request, it shall be the duty of the Secretary to fix the date and time of the meeting, to be held not more than 75 days following receipt of the request, and to give notice thereof. If the Secretary shall neglect to refuse to fix the date and time of the meeting, the person or persons calling the meeting may do so.

WE BELIEVE IT IS IMPORTANT TO AMEND THE BYLAWS TO ALLOW BENEFICIAL STOCKHOLDERS TO BE ABLE TO CALL SPECIAL MEETINGS OF STOCKHOLDERS, AND WE INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL 5

STOCKHOLDER PROPOSAL BY THE OSMIUM PARTIES TO AMEND

THE COMPANY’S AMENDED AND RESTATED BYLAWS TO ALLOW BENEFICIAL STOCKHOLDERS TO SUBMIT PROPOSALS AND NOMINATIONS FOR DIRECTORS UNDER THE COMPANY’S AMENDED AND RESTATED BYLAWS

Currently, Section 2.9 of the Bylaws only permit a stockholder who is a holder of record (i.e., a stockholder whose name appears directly on the books of the Company’s transfer agent) to make stockholder proposals or nominate directors at the Company’s annual meetings of stockholders. The Participants believe that modern markets, including the NYSE MKT on which the Company’s Common Stock is listed, depend on the quick transfer of shares allowed by the use of the Depository Trust Company (DTC) system. The vast majority of shares held by investors in public companies are held through DTC. Investors, however, hold these shares in “street name,” only as beneficial owners, not record holders.

As a result, we believe that the requirement of Section 2.9 of the Bylaws that stockholder nominations for directors and stockholder proposals must be submitted by a record holder on behalf of beneficial holders at best poses significant barriers for, and at worst disenfranchises, a significant percentage of the Company’s investor base.

The provision prevents Company stockholders whose shares were purchased entirely on the NYSE MKT, and other beneficial holder stockholders, from making nominations or other proposals on their own behalf. Concerned stockholders must take considerable extra effort to make nominations or proposals through DTC or transfer some or all of their shares to a registered holding.

A requirement that only a record holder can submit a stockholder nomination or proposal, in our view, is arcane in the modern market and penalizes the majority of the Company’s stockholders for acquiring and holding shares in the most common and convenient form of stock ownership. Further, it is clearly in the best interests of stockholders to have the ability to make timely proposals or nominate directors that would be responsive to stockholder concerns.

Therefore, we call for the Company’s stockholder nomination and proposal process to apply equally to beneficial stockholders and stockholders of record. It is our proposal that Sections 2.9(A) and 2.9(B) of the Bylaws should be deleted in their entirety and replaced with the following proposed language:

(A) Except for (1) any directors entitled to be elected by the holders of preferred stock, (2) any directors elected in accordance with Section 3.6 hereof by the Board of Directors to fill a vacancy or newly-created directorships or (3) as otherwise required by applicable law or stock market regulation, only persons who are nominated in accordance with the procedures in this Section 2.9 shall be eligible for election as directors. Nomination for election to the Board of Directors at a meeting of stockholders may be made (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who complies with the notice procedures set forth in Section 2.9(B). At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (2) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (3) properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the business must constitute a proper matter under Delaware law for stockholder action and the stockholder must have given timely notice thereof in writing to the Secretary in accordance with the procedures set forth in the Section 2.9(B).

(B) To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting differs by more than thirty (30) days from such anniversary date or if the Corporation has not previously held an annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation. In the case of an election of directors at a special meeting of stockholders, provided that the Board of Directors has determined that directors shall be elected at such meeting, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of (x) the ninetieth (90th) day prior to such special meeting and (y) the tenth (10th) day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting (or the public announcement thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.

Such stockholder’s notice shall set forth (I) as to each person whom the stockholder proposes to nominate for election or reelection as a director (a) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (or any successor thereto) and Rule 14a-11 thereunder (or any successor thereto) (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated (in the event the stockholder is a holder of record, as such name and address appear on the books of the Corporation); (c) a representation that the stockholder is either a holder of record or beneficial owner of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting and nominate the person or persons specified in the notice, and evidence of such beneficial ownership of stock; (d) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; and (e) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the United States Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board, (II) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text relating to the business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting, and any material interest in such business of such stockholder on whose behalf the proposal is made; and (III) as to the stockholder giving the notice on whose behalf the nomination or proposal is made (a) the name and address of the stockholder who intends to submit the proposal (in the event the stockholder is a holder of record, as such name and address appear on the books of the Corporation); (b) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder, and evidence of such beneficial ownership of stock; (c) a description of all arrangements or understandings between such stockholder any other person or persons (including their names) in connection with the proposal of such business by such stockholder; (d) a representation that such stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting; and (e) a representation whether the stockholder intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or (y) otherwise to solicit proxies from stockholders in support of such proposal. In addition, the stockholder making such proposal shall promptly provide any other information reasonably requested by the Corporation. In addition, with regards to any director-nominee, the stockholder’s notice must be accompanied by the written consent of the proposed nominee to serve as a director if elected. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any meeting of stockholders except in accordance with the procedures set forth in this Section 2.9; provided that any stockholder proposal which complies with Rule 14a-8 of the proxy rules (or any successor provision) promulgated under the Securities Exchange Act of 1934, as amended, and is to be included in the Corporation’s proxy statement for an annual meeting of stockholders shall be deemed to comply with the requirements of this Section 2.9. A stockholder shall not have complied with this Section 2.9(B) if the stockholder solicits or does not solicit, as the case may be, proxies in support of such stockholder’s proposal or director-nominee in contravention of the representations with respect thereto required by this Section 2.9.

WE BELIEVE IT IS IMPORTANT TO AMEND THE BYLAWS TO ALLOW BENEFICIAL STOCKHOLDERS TO SUBMIT STOCKHOLDER NOMINATIONS AND PROPOSALS IN THE SAME MANNER AS STOCKHOLDERS OF RECORD, AND WE INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only stockholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each share of the Company’s Common Stock is entitled to one vote. Stockholders are not entitled to cumulative voting rights. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

According to the Company Statement, stockholders of record as of the Record Date will be allowed to vote their Shares in person by ballot at the Annual Meeting. Stockholders holding shares through a brokerage firm, bank or other custodian will not be able to vote in person by ballot at the Annual Meeting unless they vote a “legal proxy” at the Annual Meeting obtained in advance from such brokerage firm, bank or other custodian. The Annual Meeting will be held at 11355 W. Olympic Blvd., Los Angeles, California 90064, and directions to the Annual Meeting are available by contacting Okapi Partners toll-free at (855) 305-0856.

Shares represented by properly executed GOLD Proxy Cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the four Stockholder Nominees, FOR the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2014, AGAINST the stockholder proposal regarding poison pills, FOR the amendment to the Company’s Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders, and FOR the amendment to the Company’s Amended and Restated Bylaws to allow beneficial stockholders to submit proposals and nominations for directors, as described herein and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

The Board is currently composed of six directors, whose terms expire at the Annual Meeting. According to the Company Statement, the Company has nominated these six directors for election at the Annual Meeting. The Board size increased to six directors subsequent to the deadline for the submission of director nominations by stockholders. This Proxy Statement is soliciting votes to elect only our four Stockholder Nominees. If elected, our four Stockholder Nominees would replace four of the Company’s directors and would constitute a majority of the Board.

The enclosed GOLD Proxy Card enables you only to vote for our Stockholder Nominees and does not confer voting power with respect to the Company’s nominees. You can only vote for the Company’s nominees by signing and returning a proxy card provided by the Company. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company Statement. The Participants intend to vote all of their Shares in favor of the Stockholder Nominees. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Stockholder Nominees are elected.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

According to the Company Statement, the presence of the holders of a majority of the Shares entitled to vote at the Annual Meeting, either in person or by proxy, is necessary to constitute a quorum at the Annual Meeting.

Stockholders who hold Shares in “street name” are not stockholders of record, but rather holders who hold their Shares through accounts with brokerage firms, banks or other custodians. In the absence of specific voting instructions from the beneficial stockholders, these brokerage firms, banks and other custodians generally lack the discretion to submit votes on behalf of such beneficial stockholders for matters considered to be “non-routine” under applicable exchange rules, including, according to the Company Statement, all proposals at the Annual Meeting, due to the contested solicitation. A “broker non-vote” is a proxy submitted by a custodian that does not indicate a vote for some or all of the proposals because the custodian lacks discretionary voting authority on non-routine matters.

According to the Company Statement, abstentions will count towards the presence of a quorum, but broker non-votes will not. The Company has indicated in the Company Statement that if a quorum is not present at the Annual Meeting, the Company expects to adjourn the Annual Meeting in order to solicit additional proxies.

VOTES REQUIRED FOR APPROVAL

Election of Directors (Proposal 1) — According to the Company Statement, in a contested election, the six nominees for director receiving the highest vote totals will be elected as directors of the Company. Withheld votes, or votes “against”, will have no impact on the election of directors. Stockholders will not be able to abstain from voting in the election of directors.

Other Proposals (Proposals 2, 3, 4 and 5) — According to the Company Statement, the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2014, the stockholder proposal regarding poison pills, our proposed amendment to the Company’s Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders, and our proposed amendment to the Company’s Amended and Restated Bylaws to allow beneficial stockholders to submit proposals and nominations for directors each requires the affirmative vote of holders of a majority of the Shares present or represented by proxy at the meeting and entitled to vote on the proposals. Abstentions will have the same effect as a vote against the proposal. Broker non-votes will not be counted in determining the outcome of any of the Proposals, and because of the contested solicitation, according to the Company Statement, they will not be counted for purposes of determining whether a quorum exists.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy that is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to the Company or Osmium Partners, LLC, c/o Okapi Partners, 437 Madison Avenue, 28th Floor, New York, N.Y. 10022.

Although a revocation is effective if delivered to the Company, we request that either the original or xerox copies of all revocations be mailed to Osmium Partners, LLC, c/o Okapi Partners, 437 Madison Avenue, 28th Floor, New York, N.Y. 10022 so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record of a majority of the outstanding Shares of the Company’s common stock on the Record Date. Additionally, Okapi Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Stockholder Nominees.

If your Shares are registered in your own name, please sign, date and mail the enclosed GOLD Proxy Card to Okapi Partners in the postage-paid envelope provided. If any of your Shares are held in the name of a brokerage firm, bank, custodian or other institution, only the brokerage firm, bank, custodian or other institution can execute a Proxy Card for such Shares and will do so only upon receipt of specific instructions from you. Accordingly, for those Shares you own through a brokerage firm, bank, bank nominee or other institution, you must contact the person responsible for your account at the brokerage firm, bank, custodian or other institution and advise that person to execute and return the accompanying GOLD Proxy Card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Osmium Partners, LLC, c/o Okapi Partners, 437 Madison Avenue, 28th Floor, New York, N.Y. 10022, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Your Proxy Card is important, no matter how many or how few Shares you own. Please complete, sign and return the enclosed GOLD Proxy Card as promptly as possible.

If you have any questions about executing or delivering your GOLD Proxy Card, need additional copies of the Participants’ proxy materials, or require assistance, please contact:

437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: (855) 305-0856

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF THIS PROXY STATEMENT

This Proxy Statement, the GOLD Proxy Card and other materials we have filed in connection with this Proxy Statement are available at: [www.okapivote.com/osmium.]

SOLICITATION OF REQUESTS; EXPENSES

The solicitation of proxies pursuant to this Proxy Solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. The Participants will bear the entire expense of preparing and mailing this Proxy Statement and any other soliciting material, including, without limitation, the costs, if any, related to advertising, printing, public relations, transportation, litigation and the fees of attorneys, financial advisors, solicitors and accountants. We may solicit Proxies by telephone, email, telegram, and personal solicitation, in addition to the mail. We will reimburse the reasonable out-of-pocket expenses of banks, brokerage houses, and other custodians, nominees, and fiduciaries in connection with the forwarding of solicitation material to the beneficial owners of Common Stock that such institutions hold.

The Osmium Parties have retained Okapi Partners to provide solicitation and advisory services in connection with this solicitation. Okapi Partners will receive a fee not to exceed $[—], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by the Osmium Parties against certain liabilities and expenses, including certain liabilities under the federal securities laws. Okapi Partners will solicit proxies from individuals, brokers, banks, custodian and other institutional holders. It is anticipated that Okapi Partners will employ approximately [—] persons to solicit the Company’s stockholders as part of this solicitation. Okapi Partners does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Proxy Solicitation.

We estimate that our total expenditures relating to the solicitation of proxies will be approximately $[—] (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation, and litigation). Our total expenditures to date relating to these solicitations have been approximately $[—]. We intend to seek reimbursement of these costs from the Company. In the event that we seek reimbursement of our expenses, we do not intend to submit the matter to a vote of the Company’s stockholders. The Board would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

INFORMATION ON THE PARTICIPANTS

The Participants in the solicitation of proxies from stockholders of Spark Networks, Inc. include the following: (1) Osmium Capital, LP, a Delaware limited partnership (“Fund I”); (2) Osmium Capital II, LP, a Delaware limited partnership (“Fund II”); (3) Osmium Spartan, LP, a Delaware limited partnership (“Fund III”) (4) Osmium Diamond, LP (“Fund IV”, and collectively with Fund I, Fund II, and Fund III, the “Funds”); (5) Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”); (6) John H. Lewis, a United States citizen (Mr. Lewis, Osmium Partners and the Funds, collectively, the “Osmium Parties”); (7) Stephen J. Davis, a United States citizen; (8) Michael J. McConnell, a United States citizen; and (9) Walter L. Turek, a United States citizen. Messrs. Davis, McConnell and Turek (collectively, the “Stockholder Nominees”) are the director nominees to the Board of Directors of Spark Networks nominated by Mr. Lewis and Osmium Partners in the Nomination Letter dated February 21, 2014, as filed as Exhibit 2 to Schedule 13D/A Amendment No. 2 as filed with the SEC by Osmium Partners, LLC on February 24, 2014.

The principal business address of each of the Participants is c/o Osmium Partners, LLC, 300 Drakes Landing Road #172, Greenbrae, CA 94904.

Osmium Partners serves as the general partner of Fund I, Fund II, Fund III and Fund IV. Mr. Lewis is the controlling member of Osmium Partners. Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and Fund IV (and not with any third party) the power to vote or direct the voting of and to dispose or direct the disposition of the 3,479,309 Shares collectively owned by the Funds, as set forth in more detail below. Mr. Lewis, individually, has the power to vote or direct the voting of and to dispose or direct the disposition of 143,564 Shares individually owned by him.

The Osmium Parties beneficially own:

(i)	Fund I directly owns 1,255,468 shares of Common Stock representing [—]% of all of the outstanding shares of Common Stock of the Company.

(ii)	Fund II directly owns 1,197,699 shares of Common Stock representing [—]% of all of the outstanding shares of Common Stock of the Company.

(iii)	Fund III directly owns 327,743 shares of Common Stock representing [—]% of all of the outstanding shares of Common Stock of the Company.

(iv)	Fund IV directly owns 269,300 shares of Common Stock representing [—]% of all of the outstanding shares of Common Stock of the Company.

(v)	Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 3,050,210 shares of Common Stock held by them, representing [—]% of all of the outstanding shares of Common Stock of the Company.

(vi)	Mr. Lewis individually owns 325,352 shares of Common Stock representing less than [—]% of all of the outstanding shares of Common Stock of the Company. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Osmium Parties beneficially own 3,375,562 shares of Common Stock representing [—]% of all of the outstanding shares of Common Stock of the Company.

The Stockholder Nominees, other than Mr. Lewis, beneficially own:

(i)	Mr. McConnell directly owns 135,021 shares of Common Stock representing less than [—]% of all of the outstanding shares of Common Stock of the Company.

(ii)	Mr. Turek directly owns 111,750 shares of Common Stock representing less than [—]% of all of the outstanding shares of Common Stock of the Company.

(iii)	Mr. Davis does not directly own any shares of Common Stock of the Company.

Collectively, the Participants own 3,622,324 shares, or [—]% of the outstanding Common Stock of the Company.

The percentages set forth above are based on the 24,001,937 shares of Common Stock outstanding as of December 31, 2013, as reported by the Company in its Press Release filed as Exhibit 99.1 to its Current Report on Form 8-K filed with the SEC on March 5, 2014.

While each of the Stockholder Nominees is a limited partner in one or more of Funds I, II and IV, each of the Stockholder Nominees, other than Mr. Lewis, disclaims beneficial ownership of, and may not be deemed to share with any other Stockholder Nominee or any other Participant, the power to vote or direct the voting of and to dispose or direct the disposition of the Shares held by any other Stockholder Nominee or Participant.

None of the Participants share beneficial ownership of any Shares beneficially owned by any of the Stockholder Nominees (other than Mr. Lewis). Despite beneficial ownership of Shares and being a limited partner in one or more of Funds I, II and Fund IV, each of the Stockholder Nominees (excluding Mr. Lewis) disclaims any membership in any “group” for Section 13 purposes with any of the Reporting Persons.

The principal business of the Funds is to invest in securities and the principal business of Osmium Partners is investment management. The principal business of each Stockholder Nominee is disclosed in the section titled “PROPOSAL 1 – ELECTION OF DIRECTORS” on page [    ].

The principal business address of Osmium Partners, LLC is 300 Drakes Landing Road #172, Greenbrae, CA 94904.

Except as set forth in this Proxy Statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Proxy Solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Stockholder Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Participants, except as set forth in this Proxy Statement (including the Annexes hereto), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years and which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws. None of the Stockholder Nominees has carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Stockholder Nominees has ever served on the Company’s Board. No family relationships exist between any Stockholder Nominee and any director or executive officer of the Company.

CERTAIN INFORMATION REGARDING THE COMPANY

The Company is a Delaware corporation with its principal executive offices at 11150 Santa Monica Blvd., Los Angeles, California 90025.

The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith it files periodic reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning (202) 551-8090. The Company’s filings with the SEC are also available to the public without charge on the SEC’s website (http://www.sec.gov).

Except as otherwise noted herein, the information concerning the Company contained in this Proxy Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we have not independently verified the accuracy or completeness of such information and do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT THE NEXT ANNUAL MEETING

Any stockholder wishing to submit a proposal to be included in the Company’s 2015 proxy statement pursuant to Rule 14a-8 of the Exchange Act must submit such a written proposal that complies with Rule 14a-8 to the Company’s Secretary. The Company must receive such a proposal no later than the close of business on [—], 2014, the date that is 120 calendar days before the anniversary of the release date of the proxy statement relating to this year’s Annual Meeting. If the date of the 2015 annual meeting of stockholders is changed by more than 30 days from the anniversary of this year’s Annual Meeting, then the deadline is a reasonable time before the Company begins to print and mail proxy materials.

Stockholder nominations for the election of directors and stockholder proposals not made pursuant to Rule 14a-8 must comply with the advance notice provisions contained in the Bylaws, which provide that such proposals (i) may only be submitted by stockholders of record (or if Proposal 5 is approved, also by stockholders beneficially owning Shares) on the date of giving the advance notice and on the record date for the determination of stockholders entitled to notice of and to vote at stockholder meetings; (ii) must be submitted in writing to, and received by, the Company’s Secretary at the Company’s principal executive offices no later than the close of business on [—], the date that is 90 days prior to the first anniversary of the preceding year’s annual meeting, and no earlier than [—], the date that is 120 days prior to the first anniversary of the preceding year’s annual meeting.

If the date of the annual meeting differs by more than 30 days from the first anniversary of preceding year’s annual meeting, then the deadline for stockholder notice of nominations and proposals not made pursuant to Rule 14a-8 is not earlier than the close of business on the date that is 120 days prior to the annual meeting and not later than the close of business on the date that is 90 days prior to the annual meeting, or the tenth day following the day the Company’s first public announcement of the date of the annual meeting. Adjournments or postponements of an annual meeting do not extend or commence new time periods for the giving of stockholder notice. To be considered at the annual meeting, stockholder proposals must be presented in person by the stockholder (or qualified representative described in the Bylaws) at the annual meeting.

All proposals must be delivered to Joshua Kreinberg, Corporate Secretary, at Spark Networks, Inc., 11150 Santa Monica Blvd., Los Angeles, California 90025, and the Company recommends delivery by certified mail, return receipt requested.

The information set forth above regarding the procedures for submitting stockholder proposals and nominations for the election of directors for consideration at the 2015 annual meeting of stockholders is based solely on information contained in the Company Statement. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Participants that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE SIGN, DATE, AND MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED GOLD PROXY CARD AS SOON AS POSSIBLE.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN PROXY CARD WITH RESPECT TO YOUR SHARES. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions, need to request additional copies of the Participants’ proxy materials, or require any other assistance, please contact Okapi Partners, proxy solicitors for the Participants, at the following address and toll free telephone number:

437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: (855) 305-0856 E-mail: info@okapipartners.com

This Proxy Statement and GOLD Proxy Card are Available at:

[www.okapivote.com/osmium]

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR GOLD PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT. SUCH DISCLOSURES INCLUDE, AMONG OTHER THINGS:

•	INFORMATION REGARDING SECURITIES OF THE COMPANY BENEFICIALLY OWNED BY THE COMPANY’S DIRECTORS, NOMINEES AND MANAGEMENT;

•	CERTAIN BENEFICIAL OWNERSHIP OF MORE THAN 5% OF THE COMPANY’S VOTING SECURITIES;

•	CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS; AND

•	INFORMATION CONCERNING THE COMPENSATION OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INCLUDING THE COMPANY’S COMPENSATION DISCUSSION AND ANALYSIS.

ALTHOUGH WE DO NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY IT HEREIN IS UNTRUE, WE DO NOT TAKE ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT PREPARED BY US OR ON OUR BEHALF, OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF SUCH INFORMATION.

CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

Thank you for your support,

JOHN H. LEWIS

OSMIUM PARTNERS, LLC

OSMIUM CAPITAL, LP

OSMIUM CAPITAL II, LP

OSMIUM SPARTAN, LP

OSMIUM DIAMOND, LP

STEPHEN J. DAVIS

MICHAEL J. MCCONNELL

WALTER L. TUREK

[                    ], 2014

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF SPARK NETWORKS, INC.

DURING THE PAST TWO YEARS

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. As of the date of hereof, all of the Participants that own of record or beneficially securities of the Company are listed below. The Shares reported herein are held in either cash accounts or margin accounts in the ordinary course of business.

Osmium Capital (Fund I)

	Number of Shares	Price Per Share	Type of Transaction
5/2/13	220,000	$6.25	Purchase
11/22/13	57,270	$5.40	Purchase
11/25/13	25,230	$5.44	Purchase
11/26/13	13,200	$5.70	Purchase

Osmium Capital II (Fund II)

	Number of Shares	Price Per Share	Type of Transaction
12/11/12	38,000	$6.33	Purchase
12/12/12	11,544	$6.46	Purchase
12/13/12	10,849	$6.46	Purchase
12/14/12	6,158	$6.67	Purchase
12/17/12	7,518	$7.10	Purchase
12/18/12	8,000	$7.33	Purchase
12/19/12	5,000	$7.36	Purchase
12/20/12	2,583	$7.35	Purchase
11/7/13	120,000	$7.17	Sale
12/2/13	100,000	$5.61	Sale	*

Osmium Spartan (Fund III)

	Number of Shares	Price Per Share	Type of Transaction
12/3/12	75,000	$6.11	Purchase
12/5/12	15,200	$6.35	Purchase

Osmium Diamond (Fund IV)

	Number of Shares	Price Per Share	Type of Transaction
11/7/13	120,000	$7.17	Purchase
11/22/13	29,503	$5.40	Purchase
11/25/13	12,997	$5.44	Purchase
11/26/13	6,800	$5.70	Purchase
12/2/13	100,000	$5.61	Purchase	*

*	Cross-trade between Osmium Capital II (Fund II) and Osmium Diamond (Fund IV)

John H. Lewis, Individually

	Number of Shares	Price Per Share	Type of Transaction
1/8/14	1,200	$6.27	Purchase
1/9/14	23,900	$6.33	Purchase
1/10/14	60,538	$6.24	Purchase
1/10/14	13,000	$6.21	Purchase
1/13/14	48,200	$6.13	Purchase
1/14/14	19,950	$6.11	Purchase
1/15/14	15,000	$6.17	Purchase

Michael J. McConnell, Individually

	Number of Shares	Price Per Share	Type of Transaction
6/28/13	5,000	$8.35	Sale
3/13/14	7,500	$4.95	Purchase
3/13/14	1,433	$4.95	Purchase
3/13/14	8,567	$5.00	Purchase
3/13/14	5,000	$4.95	Purchase
3/24/14	2,500	$4.95	Purchase
4/14/14	21	$5.00	Purchase
4/15/14	5,000	$4.96	Purchase
4/15/14	5,000	$4.95	Purchase
4/15/14	5,000	$4.96	Purchase

Walter L. Turek, Individually

	Number of Shares	Price Per Share	Type of Transaction
7/12/12	10,000	$5.05	Purchase
8/16/13	10,000	$7.24	Purchase
8/19/13	5,000	$6.98	Purchase
11/14/13	15,000	$6.75	Purchase
1/17/14	10,000	$6.00	Purchase

While an investor in certain of the Funds, Stephen J. Davis does not own Shares individually.

ANNEX II

SECURITY OWNERSHIP OF THE PARTICIPANTS

Security Ownership of the Participants

The following table sets forth information regarding the beneficial ownership of the Company’s common stock as of April [15], 2014, in each case including shares of common stock which such persons have the right to acquire within 60 days of April [15], 2014, by:

•	each of the Participants; and

•	all of the Participants as a group.

Name of Beneficial Owner	Number of Shares		Percent**

Osmium Partners	3,050,210		[12.8	]%

Osmium Capital (Fund I)	1,255,468		[5.2	]%

Osmium Capital II (Fund II)	1,197,699		[5.0	]%

Osmium Spartan (Fund III)	327,743		[1.4	]%

Osmium Diamond (Fund IV)	269,300		[1.1	]%

Stephen J. Davis	0		0%

John H. Lewis	3,375,562	[1]	[14.1	]%

Michael J. McConnell	135,021			*

Walter L. Turek	111,750			*

All participants together	3,622,324		[15.0	]%

*	Less than 1%
**	Based on [—] shares of common stock outstanding as of [—], 2014, as reported by the Company in its [—] as filed with the Securities and Exchange Commission on [—], 2014.
(1)	Includes 325,352 shares of Common Stock for which Mr. Lewis has sole voting and dispositive power, and 3,050,210 shares of Common Stock which Mr. Lewis may be deemed the beneficial owner, as Managing Member of Osmium Partners, the general partner of each of Fund I, Fund II, Fund III and Fund IV.

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of the Common Stock you own, please give Osmium Partners your proxy FOR the election of the Stockholder Nominees by taking the following four steps:

•	COMPLETING the enclosed GOLD Proxy Card,

•	SIGNING the enclosed GOLD Proxy Card,

•	DATING the enclosed GOLD Proxy Card, and

•	MAILING the enclosed GOLD Proxy Card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, custodian or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed Proxy Card for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD Proxy Card.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: (855) 305-0856 E-mail: info@okapipartners.com

This Proxy Statement and GOLD Proxy Card are Available at:

[www.okapivote.com/osmium]

PRELIMINARY COPY SUBJECT TO COMPLETION

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

EASY VOTING OPTIONS:
VOTE BY PHONE Call: [telephone number] Follow the recorded instructions available 24 hours	VOTE BY MAIL Vote, sign and date this Proxy Card and return in the postage-paid envelope	VOTE ON THE INTERNET Log on to: [website address] Follow the on-screen instructions available 24 hours

Please detach at perforation before mailing.

GOLD PROXY CARD	SPARK NETWORKS, INC. ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 18, 2014	GOLD PROXY CARD

THIS PROXY SOLICITATION IS BEING MADE BY OSMIUM CAPITAL I, LP; OSMIUM CAPITAL II, LP; OSMIUM SPARTAN, LP; OSMIUM DIAMOND, LP; OSMIUM PARTNERS, LLC; AND JOHN H. LEWIS (COLLECTIVELY, “OSMIUM PARTNERS”) STEPHEN J. DAVIS, MICHAEL J. MCCONNELL, AND WALTER J. TUREK (TOGETHER WITH JOHN H. LEWIS THE “STOCKHOLDER NOMINEES” AND COLLECTIVELY WITH OSMIUM PARTNERS THE “PARTICIPANTS”)

THE BOARD OF DIRECTORS OF SPARK NETWORKS, INC. IS NOT SOLICITING THIS PROXY

The undersigned hereby appoint(s) [—] and [—]as proxies, and hereby authorizes them to represent and to vote, as designated herein, all of the shares of common stock of Spark Networks, Inc. (the “Company”) that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on June 18, 2014 at 9:00 a.m. Pacific Daylight Time at 11355 West Olympic Boulevard, Los Angeles, CA 90064, and at any adjournment or postponement thereof (the “Annual Meeting”).

The undersigned hereby revoke(s) any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Osmium Partners a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN AND UNLESS OTHERWISE DIRECTED, WILL BE VOTED “FOR ALL” THE NOMINEES NAMED IN PROPOSAL 1; “FOR” PROPOSAL 2; “AGAINST” PROPOSAL 3; “FOR” PROPOSAL 4; AND “FOR” PROPOSAL 5.

VOTE VIA THE INTERNET: [website]

VOTE VIA THE TELEPHONE: [phone number]

Note: Please sign exactly as your name(s) appear(s) on this Proxy. Joint owners should each sign personally. When signing as attorney, executor, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Signature and Title, if applicable

Signature (if held jointly)

Date

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Annual Stockholders Meeting to Be Held on June 18, 2014.

Osmium Partners’ Proxy Statement and this GOLD Proxy Card are available at:

[www.okapivote.com/osmium]

IF YOU VOTE ON THE INTERNET OR BY TELEPHONE,

YOU NEED NOT RETURN THIS PROXY CARD

Please detach at perforation before mailing.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK. Example: ¢

WE RECOMMEND A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

1	To elect the Osmium Parties’ four independent director nominees, Stephen J. Davis, John H. Lewis, Michael J. McConnell and Walter L. Turek, to serve as directors on the Board until the 2015 annual meeting of stockholders and until their respective successors are duly elected				FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT

	01. Stephen J. Davis	02. John H. Lewis	03. Michael J. McConnell	04. Walter L. Turek	☐	☐	☐

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark the box “FOR ALL EXCEPT” and write the nominee’s number on the line provided below.

The Osmium Parties intend to use this proxy to vote (i) “FOR ALL” Nominees. There is no assurance than any of the Company’s nominees will serve as a director if any or all of our Nominees are elected to the Board.

WE RECOMMEND A VOTE “FOR” PROPOSALS 2, 4 AND 5 AND A VOTE “AGAINST” PROPOSAL 3 BELOW.					FOR	AGAINST	ABSTAIN

2	To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2014				☐	☐	☐

3	To consider and act upon a stockholder proposal regarding poison pills, if properly presented at the Annual Meeting				☐	☐	☐

4	To consider a stockholder proposal to amend the Company’s Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders, if properly presented at the Annual Meeting				☐	☐	☐

5	To consider a stockholder proposal to amend the Company’s Amended and Restated Bylaws to allow beneficial stockholders to submit proposals and nominations for director under the Company’s Amended and Restated Bylaws, if properly presented at the Annual Meeting				☐	☐	☐

PLEASE SIGN AND DATE ON THE REVERSE SIDE